Exhibit 14.1

ALBERTSONS COMPANIES, INC.

CODE OF BUSINESS CONDUCT AND ETHICS

A Message from the CEO

Our Ethics and Compliance Program focuses on both "doing things right" and "doing the right thing." Each day, in order to maintain our high standards regarding personal and organizational integrity, we strive to conduct business in a way that creates and maintains the trust of our customers, employees and investors. Underlying this commitment is this Ethics and Compliance Program which is outlined here in the Code of Business Conduct and Ethics.

During our day-to-day business activities, any of us can be faced with difficult decisions concerning business ethics or compliance with certain laws or Company policies. We encourage all employees to act with the highest degree of honesty and integrity in following both the spirit and letter of the law; to treat one another with dignity and respect, appreciating the uniqueness of each customer and employee; and to be well informed on the laws, regulations, policies and compliance issues that apply to our business, all of which are part of running really good stores. The Code of Business Conduct and Ethics will help all employees understand the major ethical and legal guidelines that support the Company's core values, assisting all of us in making the right decisions in our business endeavors.

If you are faced with a difficult ethical or compliance related decision, your Store Director, Assistant Store Director or Location Manager are usually the best sources of information and guidance. Company policy statements and procedures also provide guidance, and they can be found in your handbook or on the Company's Intranet. In addition, you have access to Human Resources, Employee Relations or Asset Protection personnel and our Employee Hotline (1-855-673-1084), which is monitored by the Office of Ethics and Compliance.

Each of us is responsible for our individual actions and for reporting any compliance issues. Our management team is responsible for not only ensuring that those they supervise act in compliance with our policies, procedures and all applicable laws and regulations, but also for handling compliance concerns in a prompt and appropriate manner.

This Culture of Compliance shapes our Company's reputation. It is our common understanding of, and our personal commitment to, our responsibilities that earn and keep our customers', vendors' and investors' trust. We are proud of our employees for honoring this responsibility to maintain the highest degree of integrity.

Vivek Sankaran
President & CEO

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ALBERTSONS COMPANIES, INC.

CODE OF BUSINESS CONDUCT AND ETHICS

The Company's Ethics and Compliance Program

Conducting business with an unyielding commitment to integrity, quality and compliance is our most important business policy. By following the guidance provided in this Code of Business Conduct and Ethics ("Code") and the specific policies described in the Company's Ethics and Compliance Policies ("Policies"), we can each contribute to the success of the Company.
The Company's Ethics and Compliance Program ("Program"), which has been authorized by the Company's Board of Directors, includes the following:

•	Code of Business Conduct – a summary of the Program and certain policy areas covered by the Program

•	Policies in the areas covered by the Program

•	Training regarding Policies

•	Audits of training and Policy compliance

•	Hotline for reporting and questions

•	The Office of Ethics and Compliance to administer the Program

The goals of the Program are to:

•	Have uniform, understandable Company-wide Policies on issues of ethics and compliance that are clearly communicated and consistently followed;

•	Provide appropriate, targeted training;

•	Take appropriate steps to ensure the Policies and training are being followed; and

•	Provide a vehicle for, and appropriate handling of, employee reporting or questions on ethics and compliance issues.

The Office of Ethics and Compliance

The Company believes that comprehensive programs designed to ensure compliance with Policies and the legal requirements under which we operate our business are of paramount importance. Therefore, we have established The Office of Ethics and Compliance under the direction of the Company's Chief Compliance Officer. The Chief Compliance Officer oversees all Program efforts including Policies, training, auditing, reporting, investigations and discipline.

The Office of Ethics and Compliance regularly updates members of Executive Management on significant developments and Company compliance efforts. In addition, the Office of Ethics and Compliance reports periodically to the Audit and Risk Committee and the Compliance Committee of the Company's Board of Directors.

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The Office of Ethics and Compliance provides various cost-free options for reporting issues of non-compliance or for compliance questions. Anonymous compliance reports or questions may also be submitted through the Hotline number, email or regular mail.
Employee Hotline
1-855-673-1084
ethics.compliance@albertsons.com
The Office of Ethics and Compliance
250 Parkcenter Blvd., Boise, ID 83706

Reporting Non-Compliance

Every employee has an obligation to report any conduct which he or she believes in good faith is an ethical or legal violation or contrary to Company policy. While the Company encourages employees to work with their Store Directors, Assistant Store Directors, Location Managers or Human Resources, Employee Relations or Asset Protection contacts to resolve compliance concerns, employees may report directly to the Office of Ethics and Compliance as indicated above. Reports by employees will be considered confidential, and information will be shared only as necessary to thoroughly and appropriately investigate and resolve any compliance concerns. Also, the Company strictly prohibits any retaliation, direct or indirect, against an employee for reporting in good faith an ethical or legal violation.

Summary of Fundamental Laws and Policies

It is the Company's policy to comply with all laws, rules, regulations, judicial decrees and Company Policies that apply to our business activities. Certain laws and policies are so fundamental and encompassing that they will be specifically addressed through, and monitored by, the Program. A general description of the types of such laws and policies follows. A more detailed discussion of these fundamental laws and the Company's corresponding compliance expectations is available in the Policies and accompanying training. If there is a federal, state or local law or collective bargaining provision which supersedes this Code or any of the Policies, employee conduct will be guided by the applicable law or collective bargaining agreement.

Anti-Bribery

Anti-bribery laws make it illegal to offer or provide, directly or through a third party, anything of value to a government official in order to influence an act or decision to obtain, retain and/or direct business or to secure an improper advantage of any kind. The Company strictly prohibits all employees from giving, offering, promising or paying anything of value to government officials, directly or indirectly, with the purpose of obtaining or retaining business or otherwise securing an improper advantage. All employees must take reasonable steps to ensure that business partners and other third parties understand that the Company expects them to act with the same level of honesty and integrity in all activities for or on behalf of the Company.

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Antitrust

Our activities are subject to antitrust and trade regulations, which govern how we interact with competitors, customers, and suppliers. It is important for us to know and understand these laws and regulations and to make sure that we are in full compliance with them. Some of the most serious antitrust offenses involve agreements between competitors to fix prices, to limit product and service availability, and to allocate customers, territories, and markets. Any such agreement, whether formal or informal, may be unlawful and is prohibited.

Employees must avoid unnecessarily involving themselves in situations from which unlawful agreements may be inferred. For that reason, contact with competitors should be kept to a minimum. Employees must notify the Legal department before participating in a meeting or event that brings competitors together. All contact with competitors should be conducted as if they were in the public view.

Failure to comply with antitrust laws could subject both employees and the Company to criminal fines and jail terms. In addition, the Company may be subject to large civil penalties and treble damages. Questions and concerns must be directed to the Legal department.

Employees may gather information about the marketplace, including information about our competitors and their products and services. However, there are limits to the ways that this information can be acquired and used.

When gathering competitive information, employees must abide by the following guidelines:

•
Gather information about competitors from sources such as published articles, advertisements, brochures, other non-proprietary materials, surveys by consultants, and conversations with clients (as long as those conversations do not suggest that we are attempting to conspire with our competitors by using the customer as a messenger, by gathering information in breach of a client's nondisclosure agreement with a competitor, or through other wrongful means).

•	Never misrepresent the Company's identity when attempting to collect competitive information.

•
Never attempt to acquire a competitor's trade secrets or other proprietary information through unlawful means such as theft, spying, disclosures made by a competitor's past or present employee, or the breach of a competitor's nondisclosure agreement by a client or other person.

•
Refuse to accept information if there is any indication that the information was not lawfully received by the party in possession. If an employee receives information that is anonymous or is marked confidential, they must contact the Legal department immediately.

The improper gathering or use of competitive information could subject employees and the Company to criminal and civil liability. When in doubt as to whether a source of information is proper, contact the Legal department.

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Business Ethics

The Company is committed to strict adherence to the highest standards of business ethics and requires all employees to conduct themselves and their business affairs accordingly and in a manner consistent with both the letter and spirit of all applicable laws and regulations (including those prohibiting unlawful discrimination or harassment) and the Policies. Employees must deal fairly with the Company's customers, suppliers, competitors and fellow employees at all times.

Company Assets

Employees must protect the Company's property and its assets and ensure their authorized and efficient use. All Company assets must be used for legitimate business purposes. Employees must not use Company property, information or their position for personal gain.

Confidential and Proprietary Information

Employees may learn information about the Company's business operations, plans, and/or "secrets of success" that are not known to the general public or to competitors. Employees may also obtain information concerning possible transactions with other companies or receive confidential information concerning other companies that we are under an obligation to maintain as confidential.

If employees possess or have access to confidential information, they:

•	Are not permitted to use the information for their benefit or the benefit of persons outside the Company.

•
Must guard against the disclosure of that information to other associates unless they need it to carry out business responsibilities and to people outside the Company, including family members and business and/ or social acquaintances.

•	Must mark information as "confidential," "proprietary," or with a similar notation.

•	Must maintain it under password protection or in a secure place; it must be under their direct supervision when in use.

Confidentiality agreements are required when we must disclose confidential information to suppliers, consultants, or joint venture participants. These agreements notify the person receiving the information that he/she must maintain the secrecy of such information or face legal consequences. If employees need to disclose confidential information to someone outside the Company, they must contact the Legal department to discuss using a confidentiality agreement.

The obligation to treat information as confidential does not end when associates leave the Company. Former associates must return all company documents and other materials containing confidential information upon their separation from the Company and must not disclose this information to a new employer.

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Conflicts of Interest

The Company is entitled to the best efforts and undivided loyalty of each of its employees. Company management and supervisory personnel must be free from conflicting interests and influences. Conflicts must be avoided to ensure that employees are performing their duties uninfluenced by factors that may impair their ability to make independent and objective judgments. Employees must disclose any situation that could give rise to a conflict of interest to their Store Directors, Assistant Store Directors, Location Managers or Human Resources, Employee Relations or Asset Protection so that, if possible, appropriate avoidance actions can be taken. Employment that does not conflict with or call in question the employee's ability to devote appropriate time and attention to the Company may be determined, upon appropriate disclosure and review, to be acceptable.

Customer Protection

Employees are expected to be vigilant in observing the Company's policies and practices that illustrate our commitment to providing customers a safe and trustworthy shopping environment where they know that the various forms of information (e.g., prices, weights, advertising) we provide are accurate and not misleading, and their health, safety and personal information are appropriately protected.

Environment

The Company expects employees to consistently adhere to policies and programs for the lawful and appropriate handling of hazardous waste and to otherwise comply with applicable environmental laws and regulations that provide for a safe and clean environment in our communities.

Financial Integrity

Financial integrity is critical to the Company's commitment to maximize the value we create for investors. The Company demands and expects compliance with laws, regulations and policies concerning financial accounting to ensure that every business record is accurate, complete and reliable. The Company also requires integrity in financial communications and timely and accurate reporting of financial information.

The Sarbanes-Oxley Act of 2002 ("SOX") requires certain Company leaders to certify to the truth and accuracy of Company financial statements. SOX also mandates that we maintain appropriate financial controls, report significant fraud and keep detailed and accurate records of all of our business operations. We will maintain books, records and accounts that accurately reflect the business transactions and assets of the Company. If an employee has a role in public financial communications, they must make sure disclosures are full, fair, accurate, timely and understandable.

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Food Safety, Sanitation and Freshness

A key responsibility to our customers is to provide fresh and high-quality products in a clean and safe environment. The Company requires employees to comply with Company policies and procedures that promote these standards, including those which mandate standards higher than those required by relevant laws and regulations.

Gifts and Entertainment

The Company deals fairly and honestly with its suppliers. This means that our relationships with suppliers are based primarily on price, quality, service and reputation. Employees dealing with suppliers should carefully guard their objectivity. Specifically, no employee should accept or solicit any personal benefit from a supplier or potential supplier that might compromise, or appear to compromise, his/her objective assessment of the supplier's products and prices. The only basis for any business decision must be the Company's best interests. Any private business between an employee and a supplier must be conducted with no special advantage sought or accepted by reason of the employee's Company position.

Insider Trading Laws

All Company employees are prohibited from trading in the stock or other securities of the Company while in possession of material, nonpublic information about the Company. Company employees also are prohibited from recommending, "tipping" or suggesting that anyone else buy or sell stock or other securities of the Company on the basis of any information not publicly known which might be material to investors in the Company's securities. In addition, Company employees who obtain material nonpublic information about another company in the course of their employment are prohibited from trading in the stock or securities of such other company while in possession of such information or "tipping" others to trade on the basis of such information.

Material information is information, not publicly disclosed, which if known probably would affect the price of Company securities. Some examples of material information include acquisitions, mergers, asset sales, stock splits, earnings, major management changes, expansion plans and other important corporate developments.

Intellectual Property

The Company's name and logo are trademarks, which employees must use properly. In addition, employees must advise senior management or the Legal department of the inappropriate use of these trademarks.

Similarly, if employees use the name, trademark, logo, or printed materials of another company, they must ensure that the use of those materials is done properly and with permission from the Legal department.

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Books, articles, drawings, computer software, and other materials may be covered under copyright laws, regardless if they contain a copyright notice. It is a violation of these laws to make unauthorized copies of or plagiarize copyrighted materials. If an employee does so, both the employee and the Company may be subject to substantial civil and criminal penalties.

Political Activity

Laws of certain jurisdictions prohibit the use of company funds, assets, services, or facilities on behalf of a political party or candidate. Payment of company funds to any political party, candidate, or campaign may be made only if permitted under applicable laws and approved in advance by the Legal department. Employees will not be paid for any time spent running for public office, serving as an elected official, or campaigning for a political candidate. Nor will employees be compensated or reimbursed for a political contribution that such employee intends to make or has made.

Patient Privacy

The federal Health Insurance Portability and Accountability Act ("HIPAA") provides standards for protecting the medical information of patients, including our associates. It is our policy to conform to those standards.

Through the course of their duties, employees may handle Protected Health Information ("PHI"). PHI is information that can identify an individual and his/her past, present, or future physical and/or mental condition(s). Employees may not provide PHI, information regarding patient or associate purchases, or personal information (addresses, phone numbers, etc.) to anyone other than the patient or associate unless a written power of attorney is presented or otherwise as permitted by law. Such information is absolutely private and we have an obligation to protect that privacy.

As stipulated by HIPAA regulations, employees will be provided with training in accordance with their access to PHI. Completion of the training will establish that employees understand their responsibilities. Violations of privacy regulations or policies will result in disciplinary action.

Prescription Billing

We are committed to accuracy in billing for our services to government health programs and private third party payers. Associates who provide pharmacy services or prepare and submit claims for pharmacy services are expected to comply with all federal health care program requirements, including the preparation and submission of accurate billings consistent with the requirements of federal health care programs and the Company's policies and procedures regarding those programs and private payers.

If an employee fails to comply with federal health care program requirements or with company policies and procedures, such employee faces the possibility of disciplinary action up to and

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including discharge. Employees and the Company also face the possibility of civil and criminal fines and other punishment (including imprisonment for individuals) for health care fraud. Anyone convicted of health care fraud also faces the possibility of being placed on the federal exclusion list, which will make them ineligible to participate in federally-funded health care programs.

Employees are required to report any suspected violations of federal health care program requirements or of company policies and procedures regarding those programs or billing to any third party payers. Suspected violations should be reported to supervisors, Human Resources, or the Employee hotline (1-855-673-1084). All reports will be maintained in confidence to the extent appropriate and no associate will be retaliated against for making a good faith report. If an employee fails to report a violation, such employee faces the possibility of disciplinary action, up to and including discharge.

In addition to the federal laws designed to prevent and report fraud, waste, and abuse in billing, many states have several statutes for the same purpose but offering additional protections and penalties. Please refer to [the store portal] for state-specific postings.

Safety

The Company is committed to creating an environment that is safe, healthy and injury-free for employees, customers and vendors. Safety is essential to all business functions and must never be compromised under any circumstance. Every employee has a responsibility to contribute toward a safe work environment by addressing or reporting hazards and otherwise following Company safety protocols.

All injuries (no matter how minor) and violations of health and safety policies, laws, or regulations must be reported immediately to the applicable supervisor. In addition, health and safety information must be accurately recorded.

Employees may not carry weapons or explosives in Company facilities. Similarly, we will not tolerate any level of violence in the workplace or in any work-related setting. Violations of this policy must be reported to the applicable supervisor immediately.

Use of Company Assets & Resources

We have a duty to safeguard company assets and resources and use them for business purposes only. Without the proper authorization, employees may not take, loan, sell, damage, or otherwise dispose of company property Employees must also take the appropriate measures to ensure against the theft, damage, and misuse of company property. It is also important that employees secure your computer systems, computer, and voicemail with passwords.

When using company resources to send email or voicemail or to access the internet, employees are acting as representatives of the Company. Employees may not use company resources in a way that is unlawful, disruptive, or offensive to others and must ensure that messages do not

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include comments, language, images, or files that they would be embarrassed to have read by persons not intended to receive the message. In addition, employees may not use these resources in a wasteful manner. Inappropriate use of company resources may damage the Company's reputation and expose both the employee and the Company to legal liability.

All email, voicemail, and personal files stored on company computers are the property of the Company. Therefore, employees should have no expectation of personal privacy in connection with these resources. In addition, the Company may review messages sent or received using company computers and communication resources, at its sole discretion.

Workplace Conduct

The Company requires compliance with employment-related laws and policies including, but not limited to, all wage and hour laws. Employees must accurately report their time worked and are strictly prohibited from working off the clock or falsifying time records. Hourly employees may not perform work during non-work hours, including accessing Company email or systems for work-related reasons during non-working time.

Managers are prohibited from encouraging, permitting or directing employees to work off the clock, falsifying time records or otherwise violating time clock or wage and hour policies and laws. They are also required to report any such violations and ensure that all employees are paid for all hours worked.

The Company does not tolerate discrimination against, or harassment of, an applicant, employee, customer or vendor on the basis of the individual's race, sex, color, religion, national origin, age, disability, genetic information, pregnancy, veteran status, sexual orientation, gender identity or expression or other legally protected status. Additionally, the Company strives to provide accessible locations and assistance for applicants, employees, customers and vendors with disabilities.

Threats of violence, threatening behavior or acts of violence, whether direct or indirect, are prohibited.

Employees must report suspected violations of wage and hour laws or the Company's non-harassment and non-discrimination policies or threats of violence. Retaliation for reporting such violation is prohibited.

The Company is committed to maintaining high standards of safety, productivity, and reliability and to promoting good health for its associates and customers. To this end, we may require drug tests as permitted by law and have a zero tolerance policy that prohibits the use of illegal drugs and alcohol at work. These measures promote a safe and productive work environment and prevent accidents, injuries, and property damage that may result from the use of illegal drugs and/or alcohol.

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If an employee is taking medication (prescribed or over-the-counter), it is such employee's responsibility to determine if the medication could impair their safe job performance. If a medication may affect an employee's ability to safely perform their job duties, they must report it to their supervisor or Human Resources before beginning work.

If an employee believes they are dependent on illegal drugs and/or alcohol, they can seek help through our Employee Assistance Program (EAP) (1-877-294-3271). It is your responsibility to pursue treatment before the substance abuse concern results in unsatisfactory performance, attendance problems, safety risks, and/or a violation of any policy. Substance abuse will not excuse an employee from discipline related to poor performance or violations of policy, so employees are encouraged to seek assistance promptly, before their performance is affected.

If an employee suspects that another associate is impaired and incapable of performing his/her duties, they should immediately report it to their supervisor or human resources manager.

Compliance Audits and Internal Investigations

To accomplish the purposes of the Program, the Chief Compliance Officer oversees periodic legal compliance audits and internal investigations. Employees are required to cooperate with Company employees and representatives conducting a compliance audit or internal investigation. Among other things, employees are expected to make complete and truthful disclosures when questioned about matters relating to the Company's business about which the employee is aware.

Continuing Responsibility of Employees

Despite the Company's commitment to the Program, it is impossible to specifically address all unethical or improper business conduct. Consequently, in addition to strict adherence to the requirements of the Program (including this Code and its supporting Policies), each employee must use common sense in identifying when an ethics or compliance issue has arisen and when to seek guidance. Remember that being unaware of the laws and policies that apply to your work does not excuse non-compliance. Therefore, always seek guidance prior to acting if you are unsure.

This Program does not prohibit protected conduct or communications relating to your wages, hours or working conditions, or any other conduct protected by Section 7 of the National Labor Relations Act. The Program also does not prohibit an employee from reporting concerns, making lawful disclosures or communicating with any governmental authority, including but not limited to the Securities and Exchange Commission, Equal Employment Opportunity Commission or the Department of Labor, about conduct the employee believes violates any laws or regulations.
Every employee has a continuing responsibility to comply fully with this Code and its supporting Policies and to review with his or her Store Director, Assistant Store Director, Location Manager, Human Resources, Employee Relations or Asset Protection contacts any activities which could result in non-compliance.

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Detailed Policies for the topics covered in this Code are available in the employee handbook and under the Ethics and Compliance section of the Company's intranet home portal page. Questions relating to the Program, this Code or its supporting Policies should be directed to the Office of Ethics and Compliance by phone at (208) 395-5930 or email at ethics.compliance@albertsons.com.

Corrective Action

Violations of this Code or its supporting Policies will not be tolerated. Corrective action, up to and including termination of employment, will be initiated against any employee who is found to have committed, authorized, condoned, participated in or concealed actions that constitute ethical or legal violations or violations of the Company Policies referenced herein; against any supervisor who disregards a violation or who fails to prevent or report a violation; and against any supervisor who retaliates, directly or indirectly, or tolerates retaliation against any employee who reports a violation in good faith.

Required Compliance Program Training

Employees are required to acknowledge completion of both general compliance and job-specific compliance training.

Si quiere recibir esta información en Español, por favor comuníquese con el Gerente de su Tienda/Departamento

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